

07003983


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, D.C. SECTION
213

SECU[RITIES AND EXCHANGE COMMI]SSION
Washington, D.C. 20549

AB*
3/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Discount Brokers, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27600 Chagrin Blvd.
(No. and Street)

Beachwood,	OH	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherry Bruce (216) 765-8500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mills, Potoczak & Co.
(Name – *if individual, state last, first, middle name*)

27600 Chagrin Blvd. Suite 200	Cleveland,	OH	44122
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sherry L. Bruce, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Discount Brokers, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

MY COMMISSION EXPIRES SEPT 24, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C.
213
SECTION

STATE DISCOUNT BROKERS, INC.

STATEMENT OF FINANCIAL CONDITION
AND
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

STATE DISCOUNT BROKERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
Cash and equivalents	$ 2,560	$ 2,495
Cash on deposit with clearing broker (Note 2)	56,584	57,147
Receivable from clearing broker	26,177	23,201
Amounts due from related parties (Note 3)	176,288	150,104
Other receivables	3,493	4,307
Fixed assets, net (Note 4)	66,048	69,500
Deferred income taxes (Note 7)	3,207	6,211
Prepaid expenses, deposits and other	23,058	24,405
	$ 357,415	$ 337,370
LIABILITIES AND EQUITY		
Accounts payable and accrued expenses	$ 13,593	$ 12,911
Commitments (Note 8)		
Shareholder's equity:		
Common stock	100,000	100,000
Contributed capital	324,922	324,922
Retained earnings (deficit)	(81,100)	(100,463)
	343,822	324,459
	$ 357,415	$ 337,370

See accompanying notes.

1. Description of business and summary of significant accounting policies:

Description of business:

State Discount Brokers, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"). The Company is a wholly owned subsidiary of S.L. Bruce Financial Corp. (the "Parent"), and currently has one office, which is located in Cleveland, Ohio.

The Company does not carry customer accounts or securities, but rather operates as an introducing broker on a fully disclosed basis with an unrelated clearing firm. The Company transmits all funds and delivers all securities received. The Company does not hold funds or securities for customers, nor does it owe any funds or securities to customers. The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") because it operates under Section (k)(2)(ii) of that Rule.

The Company is required to maintain a minimum net capital balance (as defined) of $50,000, pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $71,728 at December 31, 2006. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was .19 to 1 at December 31, 2006.

Securities transactions:

Customer securities transactions and related commission revenue and expenses are recorded on a settlement date basis, which is generally the third business day following the trade. The effect of using the settlement date rather than the trade date basis is not material.

Cash and equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Accounts receivable:

Accounts receivable are stated at cost. The Company uses the direct write-off method to account for bad debt expense. Account balances are written off as un-collectible on a case-by-case basis, principally when the Company has not received payment after exhausting all intended collection efforts. The Company had no write-offs in 2006 or 2005. No interest is accrued on past due balances.

1. Description of business and summary of significant accounting policies (continued):

Fixed assets:

Fixed assets are stated at cost. Depreciation of computer and office equipment and furniture and fixtures is calculated using the declining balance method over 5 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or useful life of the improvement. For income tax purposes, the Company uses accelerated methods, where permitted.

Software development costs incurred in connection with the Company's web site were capitalized and amortized using the straight-line method over three years. Costs incurred to maintain the web site, including costs to modify web site content, are expensed as incurred.

Advertising costs:

Advertising costs are expensed as incurred.

Income taxes:

Deferred tax liabilities or assets are recognized based on the expected future tax consequences of all transactions that have been recognized in the financial statements. Such tax consequences are measured based on the provisions of enacted tax laws. Deferred tax assets (prepaid income taxes) are recognized where it is more likely than not, that such assets will be realized. Deferred income taxes principally arise from differences between financial reporting and tax depreciation.

The Company files a consolidated income tax return with its Parent. The Parent allocates consolidated income taxes to the Company based on its proportionate share of taxable income. Any income tax liabilities (or refundable income taxes) are owed to (or receivable from) the Parent.

Reclassifications:

Certain 2005 expenses were reclassified to conform to 2006 presentation.

Use of estimates:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Cash on deposit with clearing broker:

The Company maintains a security deposit with its principal clearing broker, and earns interest thereon in accordance with the terms of the clearing agreement.

3. Amounts due from related parties:

	2006	2005
Note from the Company's president	$126,726	$101,995
Amount due from Parent	34,177	33,484
Other receivables	15,385	14,625
	$176,288	$150,104

The note from the Company's president is payable on December 31, 2007, along with interest at 4.90%. The Company earned interest income of $5,265 in 2006 and $4,634 in 2005. No collateral was pledged for the note. The Company's president is the sole shareholder of the Parent.

The amount due from Parent and other receivables are due on demand. No collateral is pledged for either balance. The amount due from Parent includes income tax benefits of $10,203 at December 31, 2006 and $9,510 at December 31, 2005.

The Company pays a management fee to its Parent for leased equipment, debt service and other administrative costs. Management fees of $4,328 in 2005 and $5,806 in 2005 are included in professional fees.

4. Fixed assets:

	2006	2005
Leasehold improvements	$ 79,774	$ 79,774
Furniture and fixtures	81,569	81,569
Computer and office equipment	79,935	78,900
Software development costs	58,850	58,850
	300,128	299,093
Accumulated depreciation and amortization	234,080	229,593
	$ 66,048	$ 69,500

5. Notes payable:

The Company had an unsecured line of credit with Chase Bank (the "Bank"), the outstanding balance of which was paid in full during 2005. The Company paid interest of $2 in 2006 and $361 in 2005.

6. Employee benefit plans:

Effective November 1, 2006 the Company's profit sharing plan covering substantially all employees was terminated. In accordance with the plan's provisions all participants were credited with a 100% non-forfeitable interest in the plan's assets at date of termination and received distribution of their interests in 2006 from the plan's trustee. The Company did not make contributions to the plan in 2006 or 2005.

7. Income taxes (benefit):

	2005	2005
Current federal	$ (654)	$ (3,219)
Deferred federal	3,004	3,284
	$ 2,350	$ 65

The effective income tax rate includes the effect of lower bracket income tax rates, certain non-deductible expenses, and the expiration of net operating loss carry-forwards. Deferred income taxes principally result from accelerated depreciation used for income tax purposes, and available net operating loss carry-forwards.

The Parent had net operating loss carry-forwards of $18,000 at December 31, 2006, which expire beginning in 2023.

The Company paid no income taxes in 2006 and 2005.

8. Commitments:

The Company leases office space, certain office equipment and a vehicle under operating leases. At December 31, 2006, the future minimum lease payments are $59,859 in 2007, $42,752 in 2008 and $6,480 in 2009. Rent expense was $72,488 in 2006 and $77,237 in 2005.

END